ISSUERPIXEL, INC.

INVESTMENT AGREEMENT

This is an Investment Agreement, entered into on [EFFECTIVE DATE], by and between Issuer Pixel, Inc., a Delaware corporation (the "Company") and the purchaser identified on the Signature Page attached ("Purchaser").

Background

I. The Company is engaged in developing a global, searchable, issuer-specific video and audio sharing platform connecting companies to investors, partners, and suitors for awareness, shareholder sponsorship, and virtual due diligence.

II. To finance its business, the Company is offering to qualified investors shares of its Class B Non-Voting Common Stock.

NOW, THEREFORE, acknowledging the receipt of adequate consideration and intending to be legally bound, the parties hereby agree as follows:

1. **Purchase of Shares**. Subject to the terms and conditions of this Investment Agreement, the Company hereby agrees to sell to Purchaser, and Purchaser hereby agrees to purchase from the Company, that number of shares of the Company's Class B Non-Voting Common Stock set forth on the Signature Page, for the price set forth on the Signature Page. We refer to Purchaser's shares of Class B Non-Voting Common Stock as the "Shares" in this Investment Agreement.

2. **Company's Right to Reject Investment**. The Company may reject Purchaser's subscription for any reason or for no reason, in its sole discretion. If the Company rejects Purchaser's subscription, all funds of Purchaser will be returned without interest or deduction.

3. **Representations and Warranties of Company**. The Company hereby represents and warrants to Purchaser as follows:

3.1. **Good Standing**. The Company is validly existing and in good standing under the laws of the State of Delaware and has full power and authority to conduct its business as presently conducted and as proposed to be conducted.

3.2. **Other Jurisdictions**. The Company is qualified to do business in every jurisdiction where the failure to qualify would have a material adverse effect on the Company.

3.3. **Authorization**. The execution, delivery and performance by the Company of this Investment Agreement and the issuance of the Shares to Purchaser have been duly authorized by all necessary corporate action.

3.4. **No Violations**. The execution of and performance of the transactions contemplated by this Investment Agreement and compliance with its provisions by the Company will not violate or conflict with its governing instruments or any indenture, lease, agreement or other instrument to which the Company is a party or by which it is bound.

3.5. **Enforceability**. This Investment Agreement has been duly executed and delivered by the Company and constitutes the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject, as to enforcement of remedies, to applicable bankruptcy, insolvency, reorganization, moratorium and similar laws from time to time in effect affecting the enforcement of creditors' rights generally and that the availability of equitable remedies including, without limitation, specific performance, remain subject to the discretion of the courts.

3.6. **Consents**. No consent, approval, order or authorization of, or registration, qualification, designation, declaration or filing with, any governmental authority is required on the part of the Company in connection with the execution and delivery of this Investment Agreement, or the offer, issue, sale and delivery of the Shares, except for filings required by Federal and state securities laws.

3.7. **Governing Documents**. Attached to this Investment Agreement as Exhibit A and Exhibit B, respectively, are (i) the Company's Certificate of Incorporation; and (ii) the Company's Bylaws.

3.8. **Compliance with Laws**. The Company will use commercially reasonable efforts to comply with all applicable laws and regulations in the conduct of its business, including but not limited to securities laws.

3.9. **Valid Issuance**. The Shares have been duly authorized, and when issued, delivered and paid for in the manner set forth in this Investment Agreement, will be validly issued, fully paid and nonassessable.

3.10. **Title to Property and Assets**. The Company owns its properties and assets free and clear of all mortgages, deeds of trust, liens, encumbrances and security interests except for liens, encumbrances and security interests which arise in the ordinary course of business and which do not affect their material properties and assets, including but not limited to equipment leases.

3.11. **Litigation**. There is no litigation pending or, to the Company's knowledge, threatened, against the Company.

3.12. **Liabilities**. The Company has no material liabilities other than formation and organizational costs and operating expenses incurred in the normal course of business.

3.13. **Subsidiaries**. The Company does not currently own or control, directly or indirectly, any interest in any other corporation, partnership, trust, joint venture, limited liability company, association, or other business entity. The Company is not a participant in any joint venture, partnership or similar arrangement.

3.14. **Contracts**. To the Company's knowledge, each material agreement, instrument, contract, lease, note, indenture, mortgage or purchase order to which the Company is a party (each, a "Contract") is valid, in full force and effect and enforceable by the Company except as may be limited by (i) applicable bankruptcy, insolvency, reorganization or others laws of general application relating to or affecting the enforcement of creditors' rights generally, or (ii) the effect of rules of law governing the availability of equitable remedies. To the Company's knowledge, neither the Company nor any other party thereto is in material breach of any Contract, and no event or circumstance has occurred that, with notice or lapse of time or both, would constitute an event of default under any Contract or result in a termination thereof or would cause or permit the acceleration or other changes of any right or obligation or the loss of any benefit thereunder.

3.15. **Intellectual Property**. The Company owns or has the right to use all intellectual property necessary to the conduct of its businesses as now conducted and as presently proposed to be conducted, without violating the rights of others. No product or service marketed or sold (or proposed to be marketed or sold) by the Company violates or will violate any license or infringes or will infringe any rights to any patents, patent applications, trademarks, trademark applications, service marks, trade names, copyrights, trade secrets, licenses, domain names, mask works, information and proprietary rights and processes of any other party, except that with respect to third-party patents, patent applications, trademarks, trademark applications, service marks, or service mark applications the foregoing representation is made to the best of knowledge of the Company only. Other than with respect to commercially available software products under standard end-user object code license agreements, there is no outstanding option, license, agreement, claim, encumbrance or shared ownership interest of any kind relating to the intellectual property used by the Company, nor is the Company bound by or a party to any options, licenses or agreements of any kind with respect to such intellectual property.

3.16. **Capitalization**. The authorized capital of the Company consists of Fifty Million (50,000,000) shares of common stock with $.001 par value per share, of which Twenty-Five Million (25,000,000) shares are designated as Class A Voting Common Stock and Twenty-Five Million (25,000,000) are designated as Class B Non-Voting Common Stock, and Two Million Five Hundred Thousand (2,500,000) are designated as shares of preferred stock with $.001 par value per share. Immediately before the offering contemplated by this Investment Agreement, the current ownership of the Company is as follows:

Name	Share Class	Equity Units
David N Baker	Common A	6,476,297
Vadim A Tarasov	Common A	2,899,792
Byron P Kwok	Common A	2,903,579
David V Guzy	Common A	1,009,594
Evan Schlameuss	Common B	60,500
Cameron Y Safai	Common B	91,500
Jacob Rodkieiwicz	Common B	33,667
George Bricker	Common B	12,000
Kevin Fahsholtz	Common B	11,200
Daniel Clenzi	Common B	58,000
Robert Pedersen	Common B	20,000
David Collins	Common B	80,000
Venkat Karun Babu	Common B	5,000
Ilya Astrovsky	Common B	7,500
Timothy Potapenko	Common B	14,500
Julio Gonzalez	Common B	100,000
Brenda Valdez	Common B	27,968
NetCapital Investors	Common B	153,057
McKenzie Hastings	Common B	11,500
Maria Stocia	Common B	14,580
Taban Cosmos	Common B	8,000
Steven Saltzstein	Common B	7,500
Dan Howe	Common B	6,500
Steven Shum	Common B	200,000
Ghanem Alhindi	Common B	8,500
Brian Michaels	Common B	6,500

4. **Purchaser Representations and Warranties**. Purchaser hereby represents and warrants to the Company as follows:

4.1. **Accuracy of Information**. All of the information Purchaser has provided to the Company, whether in this Investment Agreement or otherwise, is accurate and the Company may rely on it. If any of such information changes, Purchaser will notify the Company immediately. If any of such information is inaccurate and the Company is damaged as a result, Purchaser will indemnify the Company for its damages.

4.2. **No Violations**. The execution of and performance of the transactions contemplated by this Investment Agreement and compliance with its provisions by Purchaser will not violate any provision of law and will not conflict with or result in any breach of any of the terms, conditions or provisions of, or constitute a default under, any indenture, lease, agreement or other instrument to which Purchaser is a party or by which Purchaser is bound.

4.3. **Enforceability**. This Investment Agreement has been duly executed and delivered by Purchaser and constitutes the legal, valid and binding obligations of Purchaser, enforceable against Purchaser in accordance with its terms, subject, as to enforcement of remedies, to applicable bankruptcy, insolvency, reorganization, moratorium and similar laws from time to time in effect affecting the enforcement of creditors' rights generally and that the availability of equitable remedies including, without limitation, specific performance, remain subject to the discretion of the courts.

4.4. **Investigation**. Purchaser has conducted its own due diligence investigation of the Company and its business and analysis of the merits and risks of the investment made pursuant to this Investment Agreement. Purchaser is not relying on anyone else's analysis or investigation, other than professional advisers employed by Purchaser, provided that Purchaser may rely upon the representations of the Company in this Investment Agreement. In taking any action or performing any role relative to arranging the investment being made pursuant to this Investment Agreement, Purchaser has acted solely in its own interest and not in that of any other party, and no other party has acted as an agent or fiduciary for Purchaser.

4.5. **Review of Information and Documents**. Purchaser has carefully reviewed all of the information provided by the Company. Purchaser has been afforded an opportunity to ask questions of and receive answers from the Company and its principals. The Company and its principals have made available all additional information which Purchaser has requested. No representations or warranties have been made to Purchaser by any person other than as set forth in this Investment Agreement.

4.6. **No Inconsistent Statements**. No person has made any oral or written statements or representations to Purchaser concerning a possible investment in the Company that are inconsistent with the information set forth in this Investment Agreement.

4.7. **No Promises**. No person has made any promises to Purchaser concerning the results of an investment in the Company. Purchaser acknowledges that it is impossible to predict the outcome of an investment in the Company and that Purchaser might lose some or all of his, her, or its investment.

4.8. **Investment Purpose of Purchaser**. Purchaser is acquiring the Shares solely for Purchaser's own account for investment purposes and not with a view to resale or distribution of all or any part thereof. Purchaser has no present arrangement, understanding or agreement for transferring or disposing of all or any part of the Shares.

4.9. **Knowledge and Experience**. Purchaser has such knowledge and experience in financial and business matters that Purchaser is capable of evaluating the merits and risks of an investment in the Company.

4.10. **No Approval**. Purchaser understands that no federal or state agency has passed on, has recommended or has endorsed the merits of an investment in the Company.

4.11. **Tax Issues**. Purchaser either alone or in conjunction with Purchaser's own tax advisor(s) understand the tax consequences of investing in the Company, and has not relied on the representations of the Company or its principals with regard to such tax consequences. Purchaser understands that no rulings have been or will be sought from the Internal Revenue Service or any other taxing authority concerning the tax consequences of an investment in the Company.

4.12. **Risks**. Purchaser recognizes that an investment in the Company involves certain risks. Without limiting the preceding sentence, Purchaser has read the "Risks of Investing" set forth on Schedule A.

4.13. **Reliance on Exemptions**. Purchaser understands that the interests in the Company are being offered and sold in reliance on specific exemptions from the registration requirements of federal and state securities laws and that the Company is relying upon the truth and accuracy of the representations, warranties, agreements, acknowledgments and understandings set forth herein in order to determine the applicability of such exemptions and the suitability of the undersigned to acquire an interest in the Company.

4.14. **No Brokers**. No broker or finder has acted for Purchaser in connection with Purchaser's purchase of the Shares and no broker or finder is entitled to any fees or other commissions in connection therewith based on agreements between Purchaser and any broker or finder.

4.15. **No Registration**. Purchaser understands that the Shares have not been registered under the Securities Act of 1933 (the "Act") or any applicable state securities laws, and are instead offered pursuant to exemptions from the registration requirements of the Act and such laws, and may not be sold, transferred or otherwise disposed of in the absence of an effective registration statement under the Act or unless an exemption from such registration is available. The Company is under no obligation to, and has no intention to, register the Shares or comply with any exemption from registration so as to permit any resale and has not represented that at some future date an attempt will be made to do so.

4.16. **Anti-Money Laundering Laws**. Purchaser's investment will not, by itself, cause the Company to be in violation of any "anti-money laundering" laws, including, without limitation, the United States Bank Secrecy Act, the United States Money Laundering Control Act of 1986, and the United States International Money Laundering Abatement and Anti-Terrorist Financing Act of 2001.

4.17. **Additional Promises by Individuals**. If Purchaser is a natural person (not an entity):

4.17.1. **Accredited Investor**. At least one of the following statements is true:

1) Your net worth, excluding your principal residence, is at least $1,000,000.

2) Your income has been at least $200,000 for each of the last two years and you expect it to be at least $200,000 this year.

3) The combined income of you and your spouse has been at least $300,000 for each of the last two years and you expect it to be at least $300,000 this year.

4) You hold any of the following licenses from the Financial Industry Regulatory Authority ("FINRA"): Series 7, Series 82, or Series 65.

5) An investment advisor registered under the Investment Advisers Act of 1940 or the laws of any state.

6) A venture capital fund adviser or exempt reporting adviser under the Investment Advisers Act of 1940.

7) You are a director, executive officer, or general partner of the Company.

4.17.2. **Knowledge**. Purchaser has enough knowledge, skill, and experience in business, financial, and investment matters to evaluate the merits and risks of the investment.

4.17.3. **U.S. Citizen or Resident**. Purchaser is a citizen or permanent resident (green card) of the United States.

4.17.4. **Financial Wherewithal**. Purchaser can afford this investment, even if all of Purchaser's money is lost. Purchaser does not need this money to pay for current needs, like rent or utilities.

4.17.5. **Anti-Terrorism and Money Laundering Laws**. None of the money used to purchase the Shares was derived from or related to any activity that is illegal under United States law, and Purchaser is on any list of "Specially Designated Nationals" or known or suspected terrorists that has been generated by the Office of Foreign Assets Control of the United States Department of Treasury ("OFAC"), nor is Purchaser a citizen or resident of any country that is subject to embargo or trade sanctions enforced by OFAC.

4.18. **Entity Investors**. If Purchaser is a legal entity, like a corporation, partnership, or limited liability company:

4.18.1. **Accredited Investor**. At least one of the following statements is true:

1) Purchaser is a bank, a savings and loan association, a broker-dealer registered under section 15 of the Securities Exchange Act of 1934, an insurance company, business development company, rural business development company or an investment company registered under the Investment Company Act of 1940.

2) Purchaser is a corporation, partnership, or limited liability company not formed for the specific purpose of acquiring the Note, with total assets in excess of $5,000,000.

3) Purchaser is a trust, with total assets in excess of $5,000,000, not formed for the specific purpose of acquiring this investment, whose purchase is directed by a sophisticated person.

4) Each of the equity owners of Purchaser either (i) is an individual (not an entity) and can truthfully make at least one of the statements in section 4.17.1, or (ii) is an entity and can truthfully make at least one of the foregoing statements in this section 4.18.1.

5) Purchaser is an employee benefit plan within the meaning of the Employee Retirement Income Security Act and either (a) a bank, insurance company, or registered investment adviser makes the investment decisions; or (b) if the plan has total assets in excess of $5,000,000.

6) Purchaser is a "family office" as defined in rule 202(a)(11)(G)-1 of the Investment Advisers Act of 1940 if the family office (a) has assets under management in excess of $5,000,000; (ii) was not formed for the specific purpose of acquiring the securities offered; and (iii) is directed by a person who has such knowledge and experience in financial and business matters that such family office is capable of evaluating the merits and risks of this investment.

7) Purchaser is a "family client" defined under rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 or a family office described above.

8) Purchaser is an Indian tribe, governmental body, fund, or entity formed under the laws of country other than the United States that was not formed for the purpose of investing in the securities offered and has investment assets in excess of $5,000,000.

4.18.2. **Good Standing**. Purchaser is validly existing and in good standing under the laws of the jurisdiction where it was organized and has full corporate power and authority to conduct its business as presently conducted and as proposed to be conducted.

4.18.3. **Other Jurisdictions**. Purchaser is qualified to do business in every other jurisdiction where the failure to qualify would have a material adverse effect on Purchaser.

4.18.4. **Authorization**. The execution and delivery by Purchaser of this Investment Agreement, Purchaser's performance of its obligations hereunder, the consummation by Purchaser of the transactions contemplated hereby, and the purchase of the Shares, have been duly authorized by all necessary corporate, partnership or company action.

4.18.5. **Investment Company**. Purchaser is not an "investment company" within the meaning of the Investment Company Act of 1940.

4.18.6. **Information to Investors**. Purchaser has not provided any information concerning the Company or its business to any actual or prospective investor, except written materials approved in writing by the Company.

4.18.7. **Anti-Terrorism and Money Laundering Laws**. To the best of Purchaser's knowledge based upon appropriate diligence and investigation, none of the money used to purchase the Shares was derived from or related to any activity that is illegal under United States law. Purchaser has received representations from each of its owners such that it has formed a reasonable belief that it knows the true identity of each of the ultimate investors in Purchaser. To the best of Purchaser's knowledge, none of its ultimate investors is on any list of "Specially Designated Nationals" or known or suspected terrorists that has been generated by the Office of Foreign Assets Control of the United States Department of Treasury ("OFAC"), nor is any such ultimate investor a citizen or resident of any country that is subject to embargo or trade sanctions enforced by OFAC.

5. **Confidentiality**. The information the Company has provided to Purchaser is confidential. Purchaser will not reveal such information to anyone or use such information for Purchaser's own benefit, except to purchase the Shares.

6. **Re-Purchase of Shares**. If the Company determines that Purchaser provided inaccurate information or have otherwise violated his, her, or its obligations, or if required by any applicable law or regulation related to terrorism, money laundering, and similar activities, the Company may (but shall not be required to) repurchase the Shares for an amount equal to the amount paid by Purchaser.

7. **Miscellaneous**.

7.1. **Amendments; Waivers**. No amendment, modification, or waiver of any provision of this Investment Agreement shall be binding unless in writing and signed by the party against whom the operation of such amendment, modification, or waiver is sought to be enforced. No delay in the exercise of any right shall be deemed a waiver thereof, nor shall the waiver of a right or remedy in a particular instance constitute a waiver of such right or remedy generally.

7.2. **Notices**. Any notice or document required or permitted to be given under this Investment Agreement may be given by a party or by its legal counsel and shall be deemed to be given (i) one day after the date such notice is deposited with a commercial overnight delivery service with delivery fees paid (unless the recipient can demonstrate that the package was not delivered to the specified address), or (ii) on the date transmitted by electronic mail (unless the recipient can demonstrate that the message was not delivered to the recipient's inbox) to the principal business address of the Company, the address of Purchaser set forth on the Purchaser Information Sheet, or such other address or addresses as the parties may designate from time to time by notice satisfactory under this section.

7.3. **Governing Law**. This Investment Agreement shall be governed by the internal laws of Delaware without giving effect to the principles of conflicts of laws.

7.4. **Arbitration**.

7.4.1. **Right to Arbitrate Claims**. Any dispute arising under this Agreement shall be subject to arbitration as described below, provided that the Company has the right to seek an injunction in court if Purchaser violates or threatens to violate his, her, or its obligations.

7.4.2. **Place of Arbitration; Rules**. All arbitration will be conducted in Wilmington, Delaware unless we agree otherwise in writing in a specific case. All arbitration will be conducted before a single arbitrator in accordance with the rules of the American Arbitration Association.

7.4.3. **Appeal of Award**. Within thirty (30) days of a final award by the single arbitrator, either party may appeal the award for reconsideration by a three-arbitrator panel. If one party appeals, the other party may cross-appeal within thirty (30) days after notice of the appeal. The panel will reconsider all aspects of the initial award that are appealed, including related findings of fact.

7.4.4. **Effect of Award**. Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act, and may be entered as a judgment in any court of competent jurisdiction.

7.4.5. **No Class Action Claims**. NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. An award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this paragraph, and any attempt to do so, whether by rule, policy, arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration.

7.5. **Limitations on Damages**. THE COMPANY WILL NOT BE LIABLE TO PURCHASER FOR ANY LOST PROFITS OR SPECIAL, CONSEQUENTIAL, OR PUNITIVE DAMAGES, EVEN IF ADVISED OF THE POSSIBILITY OF SUCH DAMAGES.

7.6. **Signatures**. This Investment Agreement may be signed (i) in counterparts, each of which shall be deemed to be a fully-executed original; and (ii) electronically, *e.g.*, by DocuSign or HelloSign.

7.7. **No Third Party Beneficiaries**. Except as otherwise specifically provided in this Investment Agreement, this Investment Agreement is made for the sole benefit of the parties. No other persons shall have any rights or remedies by reason of this Investment Agreement against any of the parties or shall be considered to be third party beneficiaries of this Investment Agreement in any way.

7.8. **Binding Effect**. This Investment Agreement shall inure to the benefit of the respective heirs, legal representatives and permitted assigns of each party, and shall be binding upon the heirs, legal representatives, successors and assigns of each party.

7.9. **Titles and Captions**. All article, section and paragraph titles and captions contained in this Investment Agreement are for convenience only and are not deemed a part of the context hereof.

7.10. **Pronouns and Plurals**. All pronouns and any variations thereof are deemed to refer to the masculine, feminine, neuter, singular or plural as the identity of the person or persons may require.

7.11. **Days**. Any period of days mandated under this Investment Agreement shall be determined by reference to calendar days, not business days, except that any payments, notices, or other performance falling due on a Saturday, Sunday, or federal government holiday shall be considered timely if paid, given, or performed on the next succeeding business day.

7.12. **Entire Agreement**. This Investment Agreement constitutes the entire agreement between the parties with respect to the purchase of Shares and supersedes all prior agreements and understandings.

[Signature Page follows]

IN WITNESS WHEREOF, the parties have executed this agreement as of [EFFECTIVE DATE].

Number of Shares: [SHARES]

Aggregate Purchase Price: $[AMOUNT]

COMPANY:

Issuer Pixel, Inc

Founder Signature

Name: [FOUNDER_NAME]

Title: [FOUNDER_TITLE]

Read and Approved (For IRA Use Only):

By: ______________________________

SUBSCRIBER:

[ENTITY NAME]

By: *Investor Signature*

Name: [INVESTOR NAME]

Title: [INVESTOR TITLE]

The Subscriber is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act.

Please indicate Yes or No by checking the appropriate box:

[ ] Accredited

[X] Not Accredited

SCHEDULE A

Risks of Investing

THE PURCHASE OF SHARES IS SPECULATIVE AND INVOLVES SIGNIFICANT RISK, INCLUDING THE RISK THAT YOU COULD LOSE ALL YOUR MONEY. THE PURCHASE OF SHARES IS SUITABLE ONLY FOR INVESTORS WHO FULLY UNDERSTAND AND ARE CAPABLE OF BEARING THE RISKS.

SOME OF THE RISKS ARE DESCRIBED BELOW. THE ORDER IN WHICH THESE RISKS ARE DISCUSSED IS NOT INTENDED TO SUGGEST THAT SOME RISKS ARE MORE IMPORTANT THAN OTHERS.

1. **You Might Lose Some Or All Of Your Money**: When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guaranties you will get your money back. Buying Shares is not like that at all. The value of your Shares, and your ability to ultimately turn them into cash, depends on a number of factors, all beyond your control and many beyond ours. Nobody guaranties that the Shares will have any value, and consequently you might lose some or all of your money.

2. **We are a Startup**: The Company is a startup, with no revenue or customers. Like any startup, we face many challenges establishing a viable business, including these:

   2.1. Attracting and retaining qualified employees;

   2.2. Generating revenue;

   2.3. Controlling costs;

   2.4. Developing a profitable business model;

   2.5. Raising capital;

   2.6. Attracting customers (issuers and investors);

   2.7. Implementing technology systems; and

   2.8. Creating an effective way to market our service to customers.

3. **Potential Customers Might Not Use our Platform**: Although we are excited about the prospects for our business and believe we can bring great value to companies and others, there is no guaranty that anyone will use the platform we are developing. Attracting new customers can be a time-intensive and expensive proposition, and there is no guarantee even with sufficient time and money that our platform will attract and retain sufficient customers in order to make our operations profitable.

4. **New Business Model**: We believe our approach to connecting companies with potential investors and others will succeed. However, it is a new business model – nobody is doing it today. Convincing consumers of any kind to change their behavior can be extremely difficult, no matter how compelling the reason.

5. **Lack of Existing Platform**: We are currently developing our platform to allow users to search for and find specific companies and their associated videos and audio. The time and expense of developing this platform is significant and there is no guarantee that we will be able to develop the platform as originally envisioned. If we are unable to build the platform as originally envisioned, we may not have the functionality we believe necessary to make the Company successful or to differentiate ourselves from our competitors, both of which will have negative implications (perhaps significantly) for your investment.

6. **Incompatible Technology**: There are countless applications, programs, and technologies that users can use in order to make, edit, or use a video or audio file. While we intend that our platform be as user-friendly and easily compatible with as many of these technologies as we can, it is possible that our platform will not be compatible with every application, program or technology available. If this were to happen, it is possible that we would be missing out on a key portion of our anticipated user group, or else we would have to invest additional money in order to broaden the reach of our platform. Both of these outcomes would likely reduce the amount of available we have to distribute to investors, perhaps significantly.

7. **Competition**: The market for new financial services companies is extremely competitive and the market for new audio and video platform companies is saturated with several major competitors, including YouTube. Some of our competitors have far greater resources than we do in terms of money, distribution channels, research and development, access to products, people, and otherwise. To be successful, we will have to break through the "noise" of other advertising and convince consumers to try our products. Moreover, we will need to be sufficiently different in order to prevent our larger competitors from easily entering into this market and pushing us out of it, even if we own a patent or other intellectual property.

8. **Need for Additional Capital**: We will need to raise substantial additional capital to achieve profitability. If we cannot raise enough capital our business could fail.

9. **Information Security.** As a financial services company, our data and the data of our users is highly attractive to hackers and other persons with illicit intentions. While we will take what we believe are sufficient steps to protect this data, there can be no guarantee that our protections will be sufficient or that our platform will not otherwise be hacked. Should such an event occur, it could be devastating to our business and your investment if it impacts the way the Company does its business or interrupts the flow of users and/or potential investments on the platform.

10. **Future Securities Could Have Superior Rights**: It is possible that if we raise additional capital from the sale of equity securities, these equity securities will have rights superior to those of our Class B Non-Voting Common Stock. For example, any kind of preferred stock would, by definition, have a superior claim on the assets of the Company in the event of a sale or liquidation.

11. **No Voting Rights**: The Shares carry no voting rights at all. Hence, you should buy the Shares only if you are willing to entrust all decisions to the Company's management.

12. **Possible Dilution**: The Company might issue stock in the future at a price lower than the price you are paying for your Shares. This is often referred to as "dilution."

13. **We Don't Expect to Pay Dividends**: We have no plans to pay dividends for the foreseeable future.

14. **We Depend on the Skills of a Few Company Insiders**: Everything the Company does depends on the success of a handful of Company insiders who are developing and launching the Company. If one of them were to die, become disabled, or simply leave, the Company's business would be damaged.

15. **Incomplete Business Plan**: Our current business plan is incomplete. It is possible that if we had a more extensive, detailed business plan, it would reveal obstacles or hurdles of which we are currently unaware.

16. **Lack Of Accounting Controls**: Currently, we do not have in place the accounting controls typical of more mature businesses.

17. **Obtaining and Enforcing Patent Rights**: We are seeking and might continue seek to obtain patents on inventions to protect our competitive position. However, patents are very expensive to obtain, and owning a patent does not guaranty that an invention will be protected. For one thing, a competitor might claim that the patent is unenforceable, and the holder of patent could spend an enormous amount of money to defend the patent. For another thing, a competitor might make just a small change to its own technology and thereby "get around" the patent legally.

18. **Infringement on Intellectual Property Rights of Others**: It is possible that a third party will assert that something about our business or products infringes on its rights. Even if unfounded, any such claim could be very expensive to defend.

19. **Uninsured Losses**: We will try to ensure that the Company is covered by insurance against certain risks. However, we may not carry enough insurance, and there might be other risks that cannot be insured, or cannot be insured at affordable premiums. Further, it is possible that we might accidentally allow our insurance to lapse. Consequently, it is possible that the Company could suffer uninsured losses.

20. **Incomplete Offering Information**: Shares of Class B Non-Voting Common Stock are being offered pursuant to Rule 506(b) issued by the SEC. Rule 506(b) does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of securities. Although we are ready to answer any questions you might have, it is possible that you would make a different decision if you had more information.

21. **No Market for the Shares; Limits on Transferability**: There are several obstacles to selling or otherwise transferring your Shares:

21.1. There will be no public market for your Shares, meaning you could have a hard time finding a buyer.

21.2. By law, you may not sell your Shares unless they are registered under applicable securities statutes or the transfer is eligible for an exemption from registration.

22. **No Liquidity on Death**: Upon your death or disability, you or your successor would continue to own the Shares. They will not be repurchased by the Company or anyone else.

23. **No Registration Under Securities Laws**: Neither the Company nor the Shares will be registered with the Securities and Exchange Commission (the "SEC") or the securities regulator of any State. Hence, neither the Company nor the Shares are subject to the same degree of regulation and scrutiny as if they were registered.

24. **Limited Right to Make Claims Against Management**: The Company's governing documents, specifically our Certificate of Incorporation and Bylaws, make it very difficult for a stockholder to bring a successful claim against members of our management team, even if they make mistakes.

25. **Possible Disputes Among Management Team**: Should a dispute develop among our management team, it could damage our business in several ways. At a minimum it would divert the attention of our team away from the business at hand. It could also lead one or more members of our team to leave the Company and or to file lawsuits against the Company or other team members.

26. **Lack of Ongoing Information**: While we will provide you with periodic statements, we will not provide all of the information that would be required of a public reporting company.

27. **Price is Arbitrary**: We established the price based solely on our own estimates of the value of the Company. The price is not based on any well-accepted indicators of value such as the book value of our assets or a price-to-earnings ratio. The Company has few assets and no revenue or earnings.

28. **This Investment Agreement Limits Your Rights**: The Investment Agreement would limit your rights in several important ways if you believe you have claims against us arising from the purchase of your Shares:

28.1. In general, your claims would be resolved through arbitration, rather than through the court system. Any such arbitration would be conducted in Wilmington, Delaware, which might not be convenient for you.

28.2. The Investment Agreement is governed under Delaware law.

28.3. You would not be entitled to a jury trial.

28.4. You would not be entitled to recover any lost profits or special, consequential, or punitive damages.

28.5. If you lost your claim against us, you would be required to pay our expenses, including reasonable attorneys' fees. If you won, we would be required to pay yours.

**THE FOREGOING ARE NOT NECESSARILY THE ONLY RISKS OF INVESTING.
PLEASE CONSULT WITH YOUR PROFESSIONAL ADVISORS.**